UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2007

or

☐	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission file number 0-11559

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

(Full Title of the Plan)

AMERICANWEST BANCORPORATION

41 West Riverside, Suite 400

Spokane, Washington 99201

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

INDEX

Page
Signatures	3

Financial Statements

Attached are the Plan’s financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.	F-1 – F-12

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

June 27, 2008	By:	/s/ Patrick J. Rusnak
Patrick J. Rusnak
Executive Vice President and Chief Operating Officer

3

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the

AmericanWest Bank 401(k) Retirement Savings Plan

Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the AmericanWest Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Spokane, Washington
June 26, 2008

December 31,	2007	2006
Assets
Investments, at fair value
Cash and cash equivalents	$251,468	$81,299
Mutual funds	16,022,205	9,875,573
Common collective trust	3,008,198	1,013,339
Common stock of AmericanWest Bancorporation	3,146,303	4,530,545
Participant loans	60,534	—

Total investments	22,488,708	15,500,756

Net assets available for benefits at fair value	22,488,708	15,500,756
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	23,660	19,537

Net assets available for benefits	$22,512,368	$15,520,293

See accompanying summary of accounting policies and notes to financial statements.

Year ended December 31,	2007	2006
Additions to net assets attributed to:

Investment income:
Net (depreciation) appreciation in fair value of investments	$(2,226,560)	$722,455
Interest and dividends	1,308,901	617,774

	(917,659)	1,340,229

Contributions:
Employer	874,884	518,425
Participants’	1,792,757	1,191,184
Rollovers from qualified plans	180,666	500,819

	2,848,307	2,210,428
Total additions to net assets	1,930,648	3,550,657

Deductions from net assets attributed to:
Benefits paid to participants	2,439,847	1,757,647
Administrative expenses	55,635	55,107

Total deductions from net assets	2,495,482	1,812,754

(Decrease) increase in net assets	(564,834)	1,737,903
Transfer of assets from another plan	7,556,909	5,328,469
Net assets available for benefits:
Beginning of year	15,520,293	8,453,921

End of year	$22,512,368	$15,520,293

See accompanying summary of accounting policies and notes to financial statements.

Basis of Accounting	The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Valuation and Income Recognition	The Plan’s investments are stated at fair value based on quoted market prices. Mutual funds are valued at the net asset value of shares held by the Plan at year-end.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted the FSP in 2006. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant loans are stated their outstanding balances, which approximates fair value.

Payment of Benefits	Benefits are recorded when paid.

Use of Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties	The Plan provides for various investment options in combinations of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

New Accounting Pronouncement	In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 will be effective for the Plan as of January 1, 2008. AmericanWest Bancorporation does not expect SFAS No. 157 to have a material effect on the Plan.

1. Plan Description	The following description of the AmericanWest Bank 401(k) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on January 1, 1978. The Plan was amended and restated effective January 1, 2007. The name of the Plan was changed from AmericanWest Bank Profit Sharing 401(k) Plan to AmericanWest Bank 401(k) Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by AmericanWest Bank (Bank) and administered by an outside party. The Plan has two features: a profit sharing feature and a salary deferral feature.

Participation and Vesting

The Plan provides for employees to be eligible to participate in the Plan after completing 6 months of service and attaining the age of 18. Both employee deferrals and employer matching contributions are immediately 100% vested.

Contributions

Profit sharing contributions are made from Bank profits at the discretion of the Bank. The 401(k) feature of the Plan allows participants to make contributions, through salary reduction, up to 50% of the participants’ compensation, subject to statutory maximums. In addition, the Plan includes a safe harbor contribution by which participant deferrals are matched 100% on deferrals up to 3% of eligible participant compensation and 50% from 3% to 5% of eligible participant compensation. Participants direct the Plan to invest their contributions into any combination of the investment options covered under the Plan. The Bank made matching contributions of $874,884 during 2007 and $518,425 during 2006.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payments of Benefits

Participants entitled to distributions due to retirement, death, disability, or termination of employment will receive a lump-sum payment which meets the requirements of the Internal Revenue Code.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Forfeitures

Employees are immediately 100% vested in employer matching contributions. Forfeitures totaled $72,921 and $0 at December 31, 2007 and 2006, respectively. Forfeitures are used to reduce future employer matching contributions. Forfeitures in the amount of $0 and $47,515 were used to offset employer matching contributions for the years ended December 31, 2007 and 2006, respectively. The activity in the forfeiture balance relates to participant balances that were merged into the Plan from the AmericanWest Bancorporation Employee Stock Ownership Plan that are on a 5-year cliff vesting schedule. The remaining forfeitures at December 31, 2007, were allocated to a suspense account for use in future years to offset employer contributions.

	Administrative Expenses

	Certain administrative expenses of the Plan are paid by the Plan.

	Participant Loans

	Outstanding participant loans as of December 31, 2007 and 2006 were $60,534 and $0, respectively. Participants may not borrow from their account balances, however, the transfer of previously existing loan balances under the Far West Bank 401(k) Savings & Investment Plan was approved by the AmericanWest Bank Board of Directors on April 30, 2007. The outstanding loan balance as of December 31, 2007 is related to this transfer. The loans are secured by the balance in the participant’s account and must be repaid in level payments through payroll deductions over a period not to exceed five years, except for the purchase of a principal residence which may be repaid over a reasonable period of time that may be longer than five years. The loans bear interest at rates that range from 5.00% to 10.50%. Interest income credited was approximately $3,000 and $0 in 2007 and 2006, respectively.

2. Investments	Individual investments that represent 5% or more of net assets available for benefits are as follows:

	December 31,	2007	2006
	Common Stock of AmericanWest Bancorporation	$3,146,303	$4,530,545
	Gartmore Morley Stable Value Fund	$3,008,198	$1,013,339
	Dodge & Cox STK FD	$2,702,811	$1,520,600
	DFA Intl Small Cap Value Portfolio	$2,682,410	$1,994,747
	Vanguard Int Term BD Index FD Signal	$2,530,726	*
	Growth Fund of America	$2,118,610	$1,271,726
	JP Morgan Mid-Cap Value Fund	$1,634,613	$1,052,747
	T Rowe Price Mid Capital Growth Fund	$1,459,127	$960,967
	DFA US Small Cap Value Portfolio	$1,276,388	$1,034,849
	Buffalo Small Cap Fund	$1,146,316	$897,781
	Vanguard Interm- Term Bond Index	*	$1,142,156
	* Less than 5% of net assets

	During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated), respectively, as follows:

	Years ended December 31,	2007	2006
	Mutual Funds	$(1,149,008)	$634,525
	Common Collective Trust	82,055	33,514
	Common Stock of AmericanWest Bancorporation	(1,159,607)	54,416

		$(2,226,560)	$722,455

3. Transactions with Parties-in-Interest	Certain plan investments are money markets managed by Charles Schwab. Charles Schwab is the custodian as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions. Certain plan investments are shares in AmericanWest Bancorporation common stock. AmericanWest Bancorporation is the parent company of AmericanWest Bank, the plan sponsor; therefore, these transactions also qualify as party-in-interest transactions.

4. Income Tax Status	The Internal Revenue Service ruled on September 4, 2001, that the Volume Submitter Profit Sharing 401(k) Plan (the prototype plan of Corbel and Company upon which the Plan is based) qualifies under Section 401(a) of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Reconciliation Between Financial Statements and Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	2007	2006
	Net assets available for benefits per the financial statements	$22,512,368	$15,520,293
	Adjustment to report collective trust fund at fair value	(23,660)	(19,537)
	Benefits payable per 5500	—	(14,074)

	Net assets available for benefits per the Form 5500	$22,488,708	$15,486,682

	The following is a reconciliation of increase in net assets per the financial statements to net income on the Form 5500:

	Year ended December 31,	2007	2006
	Decrease in net assets per the financial statements	$(564,834)	$1,737,903
	2006 benefit payment requests distributed in 2007	14,074	(14,074)
	Adjustment relating to reporting collective trust at fair value	(4,123)	(3,075)

	Total loss per the Form 5500	$(554,883)	$1,720,754

6. Plan Mergers	On April 1, 2007, AmericanWest Bancorporation acquired Far West Bancorporation, and its principal operating subsidiary Far West Bank. On April 30, 2007, the AmericanWest Bank Board of Directors approved for the Far West Bank 401(k) Savings & Investment Plan to be merged into the Plan. The assets of $7,556,909 were transferred into the Plan during 2007.

On April 25, 2006, the Board of Director’s passed a resolution to merge the AmericanWest Bancorporation Employee Stock Ownership Plan into the AmericanWest Bank 401(k) Retirement Savings Plan. All participants currently employed at the date of the merger were immediately 100% vested in their allocated shares. Employees that terminated employment prior to the merger date were still subject to the original five year cliff vesting terms. The assets of $4,706,058 were transferred into the Plan during 2006.

On March 15, 2006, AmericanWest Bancorporation acquired Columbia Trust Bancorp, and its principal operating subsidiary Columbia Trust Bank. The Columbia Trust Bank Employee Savings Plan was consolidated with the Plan during 2006. Total assets transferred to the Plan were $622,411.

EIN: 91-1259511

Plan Number: 002

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost		(e) Current Value
*	AmericanWest Bancorporation	178,463	common stock shares	*	*	$3,146,303
	Gartmore Morley Stable Value Fund	143,698	units of common collective trust	*	*	3,008,198
	Dodge & Cox STK FD	19,549	mutual fund shares	*	*	2,702,811
	DFA Intl Small Cap Value Portfolio	137,138	mutual fund shares	*	*	2,682,410
	Vanguard Int Term BD Index FD Signal	241,022	mutual fund shares	*	*	2,530,726
	Growth Fund of America	62,755	mutual fund shares	*	*	2,118,610
	JP Morgan Mid-Cap Value Fund	66,637	mutual fund shares	*	*	1,634,613
	T Rowe Price Mid Capital Growth Fund	25,301	mutual fund shares	*	*	1,459,127
	DFA US Small Cap Value Portfolio	53,540	mutual fund shares	*	*	1,276,388
	Buffalo Small Cap Fund	47,427	mutual fund shares	*	*	1,146,316
	Janus Overseas Fund	5,464	mutual fund shares	*	*	294,579
*	Schwab Government Money Fund	251,468	money market fund units	*	*	251,468
	DFA International Value Portfolio	7,263	mutual fund shares	*	*	176,625
*	Participant Loans	Interest ranging from 5.00% to 10.50% maturing through November 2029		*	*	60,534

						$22,488,708

*	A party-in-interest as defined by ERISA.

**	Cost omitted with respect to participant directed transactions under an individual account plan.